08027234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anchor Asset Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue, 26th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. P. Hall (212) 421-4121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. P. Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Asset Management, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

[signature]
Signature

General Securities Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHOR ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

The Managing Member
Anchor Asset Management, LLC

We have audited the accompanying statement of financial condition of Anchor Asset Management, LLC (the Company) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Anchor Asset Management, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 20, 2008

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and cash equivalents	$	52,467
Accounts receivable		82,515
Prepaid expenses		5,567
Fixed assets, net		9,861
Cash on deposit securing line of credit		54,000
TOTAL ASSETS	$	204,410

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses payable	$	12,661
MEMBER'S EQUITY		191,749
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	204,410

See accompanying notes to financial statements.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 – Organization:

Anchor Asset Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FIRNA"), formerly the National Association of Securities Dealers, Inc. (the "NASD"). The company was founded in August, 2003 under the laws of New York. The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts.

The Company is wholly owned by The Manhattan Trust dtd. 4/17/2003, a Guernsey Island Trust.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records revenues as they are earned based on the services provided.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Income Taxes:

The Company is a limited liability company, but it is treated as a corporation for income tax purposes. As a result, the Company is subject to federal, state and local income taxes on its taxable income.

Rent Expense:

Rent expense is recorded on a straight-line basis over the term of the lease.

Note 2 – Significant Accounting Policies (Cont'd):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. As of December 31, 2007, the Company had net capital of $39,806, which exceeded its requirement by $34,806. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2007 this ratio was .32:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 – Commitments:

The Company is obligated under an operating lease for its office space, which expires on July 31, 2008 as well as an employment contract. As part of the office lease, the Company has entered into a line of credit of $54,000 as a security deposit. The employment contract expires March 31, 2009. The Company or the employee can terminate the employment contract for one-half of the remaining commitment.

Future minimum payments under these contracts as of December 31, 2007 are as follows:

2008	$ 263,014
2009	37,500
Total minimum payments	$ 300,514

Rent expense for 2007 was $55,547.

Note 5 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 6 – Income Taxes:

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 339,923
State & local	205,905
	545,828
Less: Valuation allowance	(545,828)
	$ -

At December 31, 2007, the Company has recorded a deferred tax asset approximately of $545,828. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria established by Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes". The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's limited operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

Note 7 – Fixed Assets, Net:

Details of property, equipment and leasehold improvements at December 31, 2007 are as follows:

Furniture & fixtures	$ 6,082
Technology equipment	17,548
Leasehold improvements	3,776
	27,406
Less: Accumulated depreciation and amortization	17,545
	$ 9,861

Depreciation expense of $5,619 is included in other expenses.

END